August 15, 2017

Via EDGAR

Mr. Craig Arakawa
Accounting Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
Washington, DC 20549

Dear Mr. Arakawa

On behalf of BioScrip, Inc. (the “Company” or “we”), I write to respond to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) in your August 3, 2017 letter relating the Company’s disclosures on Form 10-K for the Fiscal Year ended December 31, 2016. For ease of reference, the comments appear in bold before our responses.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Non-GAAP Measures, page 41

1.	We note you provide components of Consolidated Adjusted EBITDA and present “Infusion Services Adjusted EBITDA” and “Corporate Overhead Adjusted EBITDA” which are also presented as non-GAAP financial measures. Please tell us why you believe presenting these components of adjusted EBITDA is useful to investors. In this regard, we note that you have only one segment and it does not appear that Infusion Services can be operated autonomously without corporate overhead.

The Company historically presented the non-GAAP measure “Adjusted EBITDA” for each of its operating segments and its corporate overhead. The Company continued this historical practice even after a number of divestitures left the Company, as the Staff correctly notes, with a single operating segment. After considering the Staff’s comment and following an internal discussion on the utility of continuing to present Corporate Overhead Adjusted EBITDA, the Company has concluded that it is not necessary to separate those two measures of Adjusted EBITDA. Going forward, the Company will present only Consolidated Adjusted EBITDA, as illustrated in the proposed reconciliation included in the Company’s response to comment 2.

2.	Please revise to begin your non-GAAP reconciliation with GAAP results rather than non-GAAP results. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

In future filings and public disclosures, we will revise our reconciliations for Adjusted EBITDA to begin with loss from continuing operations, net of income taxes as the most directly comparable GAAP measure. As an example, included below is the proposed reconciliation for the year ended December 31, 2016, which also incorporates the Company’s change in response to comment 1 above.

BIOSCRIP, INC. AND SUBSIDIARIES
RECONCILIATION BETWEEN GAAP AND NON-GAAP MEASURES
(in thousands)

	Year Ended December 31,
	2016	2015	2014

Loss from continuing operations, net of income taxes	(34,367)	(303,428)	(149,920)

Interest expense	38,235	37,313	40,918

Gain on dispositions	(3,954)	-	-

Income tax expense	2,015	(21,532)	11,193

Depreciation and amortization expense	21,551	22,743	22,943

Impairment of goodwill	-	251,850	-

Stock-based compensation expense	1,963	4,513	8,570

Change in fiar value of equity linked liabilities	(10,450)	-	-

Restructuring, acquisition, integration, and other expenses, net	15,859	24,405	30,206

Adjusted EBITDA	$30,852	$15,864	$(36,090)

If any of these responses require further clarification, I can be reached at (720) 697-5155 or by email at stephen.deitsch@bioscrip.com.

Respectfully,

s/ Stephen M. Deitsch

Stephen M. Deitsch

Senior Vice President, Chief Financial Officer